Exhibit 99.1

Results of Annual General Meeting

London: Wednesday, April 27, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that all ordinary resolutions and the special resolution put to its Annual General Meeting (“AGM”) held on April 27, 2016 were duly passed.  The poll results of the resolutions were as follows:

				Number of Votes (%)*
Resolutions				For	Against	Withheld#

1	To consider and adopt the statement of audited accounts and the reports of the directors and independent auditor for the year ended December 31, 2015.			50,155,497	280	21,058
				(99.9994%)	(0.0006%)

2	(a) To re-elect Mr Simon To as a director.			49,077,310	62,950	1,036,575
				(99.8719%)	(0.1281%)

	(b) To re-elect Mr Christian Hogg as a director.			50,155,427	21,250	158
				(99.9576%)	(0.0424%)

	(c) To re-elect Mr Christian Salbaing as a director.			50,155,397	21,280	158
				(99.9576%)	(0.0424%)

	(d) To re-elect Ms Edith Shih as a director.			50,155,647	21,030	158
				(99.9581%)	(0.0419%)

	(e) To re-elect Mr Christopher Nash as a director.			49,116,261	1,060,416	158
				(97.8866%)	(2.1134%)

	(f) To re-elect Mr Michael Howell as a director.			49,055,784	1,120,892	159
				(97.7661%)	(2.2339%)

	(g) To re-elect Professor Christopher Huang as a director.			49,116,211	1,060,466	158
				(97.8865%)	(2.1135%)

3	To re-appoint PricewaterhouseCoopers as the auditor of Chi-Med and authorise the board of directors to fix the auditor’s remuneration.			50,111,239	44,588	21,008
				(99.9111%)	(0.0889%)

4	Ordinary Resolution No. 4(A)	:	To grant a general mandate to the directors of Chi-Med to issue additional shares.	50,174,133	2,371	331
				(99.9953%)	(0.0047%)

	Special Resolution No. 4(B)	:	To disapply pre-emption rights.	47,883,975	2,253,552	39,108
				(95.5053%)	(4.4947%)

	Ordinary Resolution No. 4(C)	:	To grant a general mandate to the directors of Chi-Med to repurchase shares of Chi-Med.	50,108,396	68,288	151
				(99.8639%)	(0.1361%)

*  Percentages rounded to 4 decimal places

#  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

As at the date of the AGM, the number of issued shares of Chi-Med was 60,639,926, which was the total number of shares entitling the holders to attend and vote on the ordinary resolutions and special resolution proposed at the AGM.

Ends

Contact

Investor Inquiries
Christian Hogg, CEO	+852 2121 8200

International Media Inquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Inquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile) bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile) sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956 jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 20 7638 9571 +44 7967 566 919 (Mobile) david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

Notes to Editors

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.